                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ----------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             (Amendment No. 1)/1/

                         Arbor National Holdings, Inc.
                               (Name of issuer)

                         Common Stock, $0.01 par value
                        (Title of class of securities)

                                  038761 10 2
                                (CUSIP number)

                                Cheryl Sorokin
                    Executive Vice President and Secretary
                            BankAmerica Corporation
                555 California Street, San Francisco, CA 94104
                                (415) 622-2091
           (Name, address and telephone number of person authorized
                    to receive notices and communications)

                               December 15, 1994
            (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note:  Six copies of this statement, including all exhibits, should be filed
    ----
with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to
                      ---
be sent.

                        (Continued on following pages)

                             (Page 1 of 13 Pages)
- --------------------

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 ----------------------                                  -----------------------
 CUSIP No. 038761 10 2                13D                   Page 2 of 13 Pages
 ----------------------                                  -----------------------

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BankAmerica Corporation
         IRS Identification No. 94-1681731

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
         WC, OO

- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

- --------------------------------------------------------------------------------
                 7  SOLE VOTING POWER -0-
NUMBER OF       ----------------------------------------------------------------
 SHARES          8  SHARED VOTING POWER
BENEFICIALLY        3,886,334  (See Item 5.)
OWNED BY        ----------------------------------------------------------------
 EACH            9  SOLE DISPOSITIVE POWER -0-
REPORTING       ----------------------------------------------------------------
 PERSON         10  SHARED DISPOSITIVE POWER
  WITH              3,886,334  (See Item 5.)
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,886,334  (See Item 5.)

- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.9%   (See Item 5.)

- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         HC

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         [Attachment to Schedule 13-D]

         BankAmerica Corporation, a Delaware corporation ("BAC"), hereby amends, supplements and restates as Amendment No. 1 portions of the statement on
Schedule 13D filed by BAC on October 3, 1994 with respect to shares of Common Stock, par value $0.01 per share (the "Shares") of Arbor National Holdings, Inc., a New York corporation (the "Issuer"). All terms referred to herein shall have the meaning given them in such Schedule 13D.

Item 4.  Purpose of Transactions.
- ------   -----------------------

         Item 4 is hereby amended, supplemented and restated as follows:

         A restated Agreement and Plan of Merger dated as of September 23, 1994 (the "Initial Merger Agreement") was entered into by and among the Issuer, BAC, Bank of America, FSB, a federal savings bank and a wholly owned subsidiary of BAC ("BAFSB"), and AHAC. The Initial Merger Agreement provides for the acquisition by BAC of the Issuer through the merger of AHAC into the Issuer (the "Merger"). A copy of the Initial Merger Agreement is attached hereto as Exhibit G.

         Following the public announcement of the Initial Merger Agreement, six separate actions (the "Actions") were filed in New York State Supreme Courts naming Arbor, the individual members of the Arbor board of directors and, in five cases, BAC as defendants (collectively, the "Defendants"). Following the filing of the complaints in the Actions, counsel for the plaintiffs in the Actions engaged in discussions with counsel for the Defendants. As a result of these discussions, the parties to the Initial Merger Agreement entered into an Amendment to Agreement and Plan of Merger dated as of December 15, 1994 (the "Amendment"). A copy of the Amendment is attached hereto as Exhibit H. The Initial Merger Agreement, as amended by the Amendment, is referred to herein as the "Merger Agreement."

         The Merger Agreement provides that at the Effective Time (as defined in the Merger Agreement) each of the Shares issued and outstanding immediately prior to the Effective Time (other than Shares held in the Issuer's treasury and Dissenting Shares, as defined in the Merger Agreement) shall be converted into and exchangeable for the number (the "Exchange Ratio") of shares of BAC common stock, $1.5625 par value (the "BAC Shares") equal to the Final Per Share Merger Price (as defined below) divided by the Average Closing


                             (Page 3 of 13 Pages)

Price (as defined below), as described below (provided that holders of Shares will receive a specified cash amount in lieu of fractional shares).

         "Average Closing Price" means the average closing sales price per share of BAC Shares on the New York Stock Exchange ("NYSE"), for the 20 consecutive NYSE trading days (the "Valuation Period") ending on the fifth NYSE trading day prior to the date on which the last of the approval of the Federal Reserve Board under the Bank Holding Company Act and the Federal Reserve Act and the approval of the Office of Thrift Supervision under the Home Owners' Loan Act, as required to consummate the transactions contemplated by the Merger Agreement, is obtained; provided, that subject to the provisions of Section 9.1(g) of the Merger Agreement, for purposes of calculating the Exchange Ratio, notwithstanding the actual amount of the Average Closing Price, in no event shall the Average Closing Price utilized in making such calculation be less than $39.31 nor more than $53.19. If the Average Closing Price is less than $37.00, Issuer may at its option terminate the Merger Agreement unless BAC increases the Exchange Ratio such that the BAC Shares issued in exchange for each Share have a nominal value (valued at the Average Closing Price) equal to the value of the per Share consideration that would have been received had the Average Closing Price been $37.00.

         "Company Option" means each option to purchase Shares issued pursuant to the Issuer's 1992 Stock Incentive Plan or the Issuer's Stock Option Plan for Non-Employee Directors.

         "Final Per Share Merger Price" shall mean the amount obtained by dividing (x) the sum (the "Final Merger Price") of (i) $117,940,758, (ii) the Purchase Price Adjustment (as defined below) and (iii) the Net ANCMC Amount (as defined below) by (y) the sum of the total number of Shares outstanding (excluding treasury shares) immediately prior to the Effective Time and the total number of Shares which, immediately prior to the Effective Time and prior to the cancellation of Company Options (as defined below) pursuant to the Merger Agreement, are issuable pursuant to the exercise of Company Options.

         "Purchase Price Adjustment" means the aggregate increase or decrease pursuant to the adjustments described in Section 2.6 of the Merger Agreement, including, without limitation, the Post Valuation Date Adjustment, provided, that in the event the aggregate increase to the Estimated Merger Price described in paragraphs (a) through (d) of Section 2.6 of the Merger Agreement shall be equal to or


                             (Page 4 of 13 Pages)
less than $1.0 million, or the aggregate decrease to the Estimated Merger Price described in paragraphs (a) through (d) of Section 2.6 of the Merger Agreement shall be equal to or less than $2.0 million, the Purchase Price Adjustment shall be equal to zero (0).

         "Net ANCMC Amount" means the cash sale price received by the Issuer for all of the capital stock of Arbor National Commercial Mortgage Company, a New York corporation and a wholly owned subsidiary of the Issuer ("ANCMC"), pursuant to the Merger Agreement, minus 43% of the gain recognized with respect to such sale for federal and state income tax purposes. Pursuant to the Merger Agreement, Issuer was obligated to use reasonable efforts to initiate an auction of, and consummate the sale of, ANCMC prior to the consummation of the Merger. Following completion of the auction process, Issuer selected Ivan Kaufman as the winning bidder.

         "Post Valuation Date Adjustment" means the net amount of the Non-Consenting Deduction (as defined in the Merger Agreement) plus the Trailer Document Deduction (as defined in the Merger Agreement) plus all amounts to be included in the Post Valuation Date Adjustment pursuant to the Merger Agreement.

         Consummation of the Merger is subject to certain conditions, including, but not limited to, approval of the Merger Agreement by the shareholders of Issuer, the receipt of all required regulatory approvals, the receipt of consents to the Merger and related transactions by federal secondary mortgage market agencies and with respect to a designated percentage of Arbor's private mortgage servicing portfolio, by private investors for whom Issuer services mortgage loans, and the qualification of the Merger for "pooling of interests" accounting treatment and as a tax-free reorganization.

         It currently is intended that, immediately following the Closing Date (as defined in the Merger Agreement), first the Issuer and then each of its subsidiaries will adopt plans of liquidation and transfer all of their respective assets and employees and certain of their respective liabilities to BAFSB, and the Issuer and such subsidiaries will be dissolved.

         Pursuant to the Merger Agreement, upon the occurrence of certain specified events (none of which has occurred), Issuer will pay BAC a termination fee of $3,000,000.


                             (Page 5 of 13 Pages)

         Under the Voting Agreements, the Shareholders agree to vote (or cause to be voted) the Shares owned by them, in any circumstance in which the vote or approval of the shareholders of the Issuer is sought, (a) in favor of (i) adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement, and (ii) any other matter relating to the consummation of the transactions contemplated by the Merger Agreement; and (b) against (i) any proposal for any recapitalization, merger, sale of assets or other business combination between the Issuer or any other person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which could result in any of the conditions to BAC's or the Issuer's obligations under the Merger Agreement not being fulfilled, or (ii) any proposal or transaction which would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, as more fully described in, and under the circumstances set forth in, the Voting Agreements.

         Under the Proxy Agreements, the Shareholders irrevocably grant to BAC and appoint BAC (with full power of substitution) their proxies to vote the Shares owned by them in the manner described in the preceding paragraph, as more fully described in, and under the circumstances set forth in, the Proxy Agreements.

         The Voting Agreements and the Proxies will terminate upon the first of
(i) the Effective Time, (ii) the termination of the Merger Agreement, and (iii) September 23, 1995.

         BAC (or any lawful subsequent holder of the Stock Option Agreements) may exercise the Stock Options following the occurrence of any of the following events (each, a "Triggering Event"):

         (a) prior to the termination of the Merger Agreement, (i) any person or group, other than BAC or any of its affiliates, shall have commenced a tender or exchange offer for 19.9% or more of the outstanding Shares, (ii) the acquisition by any person or group, other than BAC or any of its affiliates and other than the Shareholders, of the beneficial ownership or the right to acquire beneficial ownership of 19.9% or more of the outstanding Shares; (iii) the failure of the Issuer's stockholders to approve the Merger Agreement at


                             (Page 6 of 13 Pages)
    a meeting called to consider the Merger Agreement, if such meeting shall have been preceded by (x) the public announcement by any person or group (other than BAC or any of its affiliates) of an offer or proposal to acquire, merge or consolidate with the Issuer, (y) the filing of an application or notice, other than by BAC or any of its affiliates, under any federal or state banking, insurance, antitrust or other statute, with respect to the acquisition or proposed acquisition of 19.9% or more of the outstanding Shares, or (z) the Board of Directors of the Issuer (the "Board") publicly withdrawing or modifying, or publicly announcing its intent to withdraw or modify, its recommendation that the shareholders of the Issuer approve the transactions contemplated by the Merger Agreement; or
    (iv) the acceptance by the Board of, or the public recommendation by the Board that the stockholders of the Issuer accept, an offer or proposal from any person or group (other than BAC or any of its affiliates), to acquire 19.9% or more of the outstanding Shares, or a substantial portion (19.9% or more) of the consolidated assets of the Issuer, or for a merger or consolidation or any similar transaction involving the Issuer;

         (b) the occurrence of any of the events described in clause (a) (without regard to the provision that such event occur prior to the termination of the Merger Agreement) within six (6) months following the termination of the Merger Agreement by BAC pursuant to Section 9.1(f) thereof;

         (c) after a proposal is made by a third party to the Issuer or its shareholders to engage in (i) a merger or consolidation, or any similar transaction, involving the Issuer, (ii) a purchase, lease or other acquisition representing 19.9% or more of the consolidated assets of the Issuer, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 19.9% or more of the voting power of the Issuer, the Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle BAC to terminate the Merger Agreement pursuant to Section 9.1(f) thereof and (y) shall not have been cured prior to the date the holder of the respective Stock Option Agreements duly gives notice to the respective Shareholders of its desire to exercise the respective Stock Options pursuant to Section 2.3 of the Stock Option Agreements; and


                             (Page 7 of 13 Pages)

         (d) with respect to each Stock Option Agreement, any material breach by the applicable Shareholder of such Stock Option Agreement or the Voting Agreement or Proxy Agreement signed by such Shareholder.

         The Stock Options will expire upon the first to occur of (i) the consummation of the Merger, (ii) consent of BAC and the respective Shareholders,
(iii) the termination of the Merger Agreement, unless a Triggering Event shall have occurred or may occur pursuant to Section 1.3(d) of the respective Stock Option Agreements, (iv) the expiration of the 6-month period specified in clause (b) of the definition of Triggering Event herein, unless a Triggering Event shall have occurred, (v) the expiration of a 12-month period following the first Triggering Event. BAC shall pay in cash for the Shares purchased pursuant to the Stock Options.

         Upon exercise of the Stock Options, the holder or holders of Shares issued upon such exercise (the "Underlying Shares") shall, within 6 months from the date of such exercise, either:

           (i) offer, or cause the Issuer or an affiliate of such holder to offer, to acquire all of the outstanding Shares not then held by such holder or any affiliate thereof (the "Minority Shares") for cash at a per share price not less than the per share Exercise Price paid to Shareholders upon such exercise (as adjusted for any changes in the Company's capitalization after the exercise date); or

          (ii) sell, exchange, transfer or otherwise dispose of all of such Shares to one or more persons or entities (other than BAC or any affiliate thereof) (a "Third Party") on terms substantially equivalent to those offered by such persons or entities to the holders of those Minority Shares not already held by such persons or entities.

         In the event that (x) the holder of the Underlying Shares fails to purchase all of the Minority Shares or (y) a Third Party shall not have purchased all of the Underlying Shares and the Minority Shares within the period specified above, each Shareholder shall have the option, within 60 days after the expiration of such period, to repurchase at a per share price equal to the Exercise Price (subject to adjustment as provided above) all Shares previously acquired from such Shareholder upon exercise of the Stock Options from the holder or holders thereof.


                             (Page 8 of 13 Pages)

         It currently is anticipated that, following the Merger, until the liquidation of the Issuer described herein, the board of directors of AHAC will become the board of directors of Issuer, and the articles of incorporation and bylaws of AHAC will become the Articles of Incorporation and bylaws of Issuer.

         Pursuant to the Voting Agreements, the Shareholders, until the earlier to occur of (a) termination of the Merger Agreement and (b) the Effective Time, shall not transfer any of their Shares or any interests therein, except pursuant to the Merger, unless the transferee agrees with BAC and AHAC that it has acquired such Shares or interest subject to the Voting Agreement and the Proxy Agreement. BAC may transfer the Options and any Shares acquired upon exercise thereof only as set forth in the Stock Option Agreements.

         Except as described above, BAC and the Issuer have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although BAC and the Issuer reserve the right to develop such plans).

         The descriptions herein of the Initial Merger Agreement, the Amendment, the Stock Option Agreements, the Voting Agreements and the Proxy Agreements are qualified in their entirety by reference to such agreements, all of which are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.
- ------   --------------------------------

         Item 7 is hereby amended, supplemented and restated as follows:

         *Exhibit A - Stock Option Agreement between Ivan Kaufman and BAC

         *Exhibit B - Stock Option Agreement between Anita Kaufman and BAC

         *Exhibit C - Voting Agreement between Ivan Kaufman and BAC

         *Exhibit D - Voting Agreement between Anita Kaufman and BAC

         *Exhibit E - Proxy Agreement between Ivan Kaufman and BAC


                             (Page 9 of 13 Pages)

         *Exhibit F - Proxy Agreement between Anita Kaufman and BAC

         *Exhibit G - Initial Merger Agreement

        **Exhibit H - Amendment to Initial Merger Agreement














___________________

* Exhibits marked with "*" were previously filed with the Schedule 13D filed on October 3, 1994.

** Exhibit marked with "**" was previously filed with the Form S-4 filed on December 19, 1994.


                             (Page 10 of 13 Pages)

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  December 19, 1994

                             BANKAMERICA CORPORATION


                             By: /s/ Cheryl Sorokin

                             Name:  Cheryl Sorokin

                             Title: Executive Vice President
                                    and Secretary


                             (Page 11 of 13 Pages)

                   GENERAL OPERATING AND BORROWING RESOLUTION


         Cheryl Sorokin, Executive Vice President and Secretary of BAC, executed this Amendment No. 1 to Schedule 13D pursuant to BankAmerica Corporation's General Operating and Borrowing Resolution, a copy of which was attached to the
Schedule 13D filed by BAC on October 3, 1994 and is hereby incorporated by reference.



                             (Page 12 of 13 Pages)

                                 EXHIBIT INDEX


                  A new exhibit is hereby added, as follows:


NUMBER                             NAME
- ------                             ----

Exhibit H -  Amendment to Initial Merger Agreement (incorporated by reference to Exhibit 2.2 to BAC's Form S-4 filed December 19, 1994)







                             (Page 13 of 13 Pages)